Mail Stop 3561

June 18, 2009

<u>Via Fax & U.S. Mail</u>

Edward B. Rudner
Chief Executive Officer
Online Vacation Center Holdings Corp.
1801 N. W. 66th Avenue, Suite 102
Plantation, FL 33313

      Re: **Online Vacation Center Holdings Corp.**
                Form 10-K for the fiscal year ended December 31, 2008
                Filed March 27, 2009
                File No. 000-32137

Dear Mr. Rudner:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the fiscal year ended December 31, 2008

Statements of Consolidated Stockholder's Equity, page F-5

1.   Please explain in further detail the nature of the line item described as
        "adjustment to the fair value of conversion feature of debt issued in
        connection with acquisition" that is presented in your statement of
        stockholder's equity for 2007. As part of your response, please explain in
        detail how this amount was calculated or determined and explain why it was
        accounted for as an adjustment to additional paid-in-capital. We may have
        further comment upon receipt of your response.

Statements of Cash Flows, page F-6

2.   Reference is made to the line item caption "Increase in receivable upon
        disposition of discontinued operations" under investing activities. Based
        upon your disclosure on page F-17, it appears this amount represents pre-
        disposition intercompany debt due from Phoenix. In this regard, it is unclear
        to us why such amount has been included as a cash activity within the
        statements of cash flows. Please explain why you believe your presentation is
        appropriate and include how you considered the guidance outlined in
        paragraph 17 of SFAS 95 in determining your accounting treatment.
        Alternatively, you may revise your presentation in future filings.

Note 2 – Summary of Significant Accounting Policies, page F-7
Earnings Per Share, page F-10

3.   Please revise your disclosure in future filings to disclose the number of
        securities that could potentially dilute basic EPS in the future that were not
        included in the computation of diluted EPS because to do so would have been
        antidilutive for the periods presented. Refer to paragraph 40c of SFAS No.
        128

Note 3 – Disposition of Phoenix International Publishing LLC, page F-15

4.   We note from the disclosure in Note 3, that the Company could not determine
        the fair value of either the asset transferred (Phoenix) or the asset received
        (1,250,000 shares of the Company's common stock) and therefore recorded
        cost of $1,406,250, the value of the shares received at the time these shares
        were initially issued to acquire the Phoenix business in August of 2006.
        Although we understand that the trading volume in the Company's shares is
        somewhat limited and may not be fully representative of the fair value of the

Company's shares at the date of the transaction, it appears that the Company originally valued the 1,450,000 issued in connection with the acquisition of Phoenix in August of 2006, based on the then trading price of the Company's common shares of $1.50, discounted by 25% due to restrictions on their transfer and limited marketability. At the time these shares were originally issued, we note that there was a similarly low level of trading volume comparable to that which existed at the time of the sale transaction in March 2008. Given the significant decline in the trading value of the Company's shares which has occurred since August of 2006 when the shares were originally issued, we do not believe it is appropriate to value the shares received in March 2008 on the basis of the August 2006 valuation. Rather, we believe a method similar to that used to value the shares in August 2006 should be used to value the shares received in March of 2008.

Accordingly, please revise your financial statements for 2008 to value the Company's shares received in the sale of Phoenix using a methodology similar to that used at the time the Company acquired Phoenix in 2006.

5.	Further, we note from your disclosure that the assets and liabilities and results of operations of Phoenix were classified as held for sale and discontinued operations upon approval of the Company's Board of Directors in November 2007. In this regard, please tell us and revise future filings to disclose whether the long-lived asset (disposal group) classified as held for sale were measured at the lower of its carrying amount or fair value less costs to sell in accordance with paragraph 34 of SFAS No. 144 as it is unclear from your current disclosures. If so, please tell us whether any impairment loss was recognized in fiscal 2007 and provide us with your analysis including the significant assumptions and estimates used by management in determining the write down to fair value less costs to sell.

6.	Further, please explain why it appears the related goodwill was not tested for impairment upon the more than likely expectation of the sale of Phoenix in accordance with paragraph 28 of SFAS No. 142 in fiscal 2007.

Note 14 – Stock Based Compensation, page F-23

7.	Please tell us and revise your footnote in future filings to clarify the requisite service period(s) or any other substantive conditions (i.e. terms related to vesting) of the 2005 Management and Director Equity Incentive and Compensation Plan.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jean Yu at (202) 551-3305 or myself at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief